U.S. SECURITIES AND EXCHANGE
FORM 3                       Washington, D.C. 20549
             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
20(f) of the Investment Company Act of 1949

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
                                                                              OMB APPROVAL
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                                                                         OMB Number:
                                                                         Expires:
                                                                         Estimated average burden
                                                                         hours per response... 0.5
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1.  Name and Address of Reporting Person          2.  Date of Event      4.  Issuer Name and Ticker or Trading Symbol
                                                  Requiring Statement
                                                  (Month/Day/Year)       AVAX Technologies, Inc.
Tousley          David          L.                7/7/97                 AVXT
---------------------------------------------
(Last)       (First)       (Middle)

                                                                5. Relationship of Reporting Person      6. If Amendment, Date of
                                                                   to Issuer  (Check all applicable)      Original (Month/Day/Year)
12378 Craig
---------------------------------------------    3. IRS or Social
              (Street)                           Security Number of
                                                 Reporting Person       ____ Director     ____ 10% Owner
                                                 (Voluntary)              X  Officer
Overland Park,  KS                    66213                                  (give title  ____ Other (specify   -------------------
--------------------------------------------                                 below)
(City)     (State)                 (Zip Code)                                Chief Financial Officer
                                                                        ----------------------------------------


                                                              Table I - Non- Derivative Securities Beneficially Owned
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1.  Title of Security     2.  Amount of Securities     3.  Ownership Form:             4.  Nature of Indirect Beneficial
     (Instr. 4)                Beneficially Owned          Direct (D) or Indirect (I)      Ownership (Instr. 5)
                               (Instr. 4)                  (Instr. 5)
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       N/A
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.


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                  Table II - Derivative Securities Beneficially
      Owned (e.g., puts, calls, warrants, options, convertible securities)


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1.  Title of Derivative   2.  Date         3.  Title and Amount of   4.  Conversion   5.  Ownership       6.  Nature of Indirect
    Security  (Instr. 4)  Exercisable and  Securities Underlying     or Exercise      form of             Beneficial Ownership
                          Expiration Date  Derivative Security       Price of         Derivative          (Instr. 5)
                          (Month/Day/      (Instr. 4)                Derivative       Security:  Direct
                          Year)                                      Security         (D) or Indirect
                                                                                      (I)  (Instr. 5)

                          ---------------------------------------------
                          Date       Expir-   Title     Amount or
                          Exerci     ation              Number of
                          sable      Date               Shares
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Non-Statutory                                 Common
Stock Option            1/1/97(1)   10/1/03   Stock      125,000     $1.00 per share            D

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Explanation of Responses:

(1) The option is exercisable at a rate of 1/16 per quarter over a four-year period commencing on January 1, 1997. The option expires seven years after such date.


** Intentional misstatements or omissions of facts constitute Federal
   Criminal  Violations.
   See 18 U.S.C. 1001 and
   15 U.S.C. 78ff(a).
                            /s/ DAVID L. TOUSLEY                July 7, 1997
                            ----------------------------------
                            **   Signature of Reporting Person        Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


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